UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                       -------------------

                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 3)*




               World Wrestling Entertainment, Inc.
		----------------------------------
                        (Name of Issuer)

         Class A Common Stock, $0.01 Par Value Per Share
	---------------------------------------------------
                 (Title of Class of Securities)


                           98156Q108
			------------------
                         (CUSIP Number)


                         December 31, 2002
	--------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    / / Rule 13d-1(b)
                    /X/ Rule 13d-1(c)
                    / /Rule 13d-1(d)



----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 9 Pages

CUSIP NO.  98156Q108                       Page 2 of 9 Pages

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)
     Viacom Inc.
--------------------------------------------------------------
     I.R.S. Identification No. 04-2949533
--------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
/  / (b)
--------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------
(4)  Citizenship or Place of Organization          Delaware

--------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
Shares		----------------------------------------------
Beneficially   (6)  Shared Voting Power         2,034,442
Owned by	----------------------------------------------
Each           (7)  Sole Dispositive Power      0
Reporting	----------------------------------------------
Person With    (8)  Shared Dispositive Power    2,034,442
--------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                              2,034,442
--------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              13.0%
--------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO

--------------------------------------------------------------

CUSIP NO.  98156Q108                       Page 3 of 9 Pages

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)
     NAIRI, Inc.
--------------------------------------------------------------
     I.R.S. Identification No. 04-3446887
--------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
/  / (b)
--------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------
(4)  Citizenship or Place of Organization          Delaware
--------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
Shares		----------------------------------------------
Beneficially   (6)  Shared Voting Power         2,034,442
Owned by	----------------------------------------------
Each           (7)  Sole Dispositive Power      0
Reporting	----------------------------------------------
Person With    (8)  Shared Dispositive Power    2,034,442
--------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                              2,034,442
--------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              13.0%
--------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
--------------------------------------------------------------

CUSIP NO.  98156Q108                       Page 4 of 9 Pages

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)
     National Amusements, Inc.
--------------------------------------------------------------
     I.R.S. Identification No. 04-2261332
--------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
/  / (b)
--------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------
(4)  Citizenship or Place of Organization          Maryland
--------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
Shares		----------------------------------------------
Beneficially   (6)  Shared Voting Power         2,034,442
Owned by	----------------------------------------------
Each           (7)  Sole Dispositive Power      0
Reporting	----------------------------------------------
Person With    (8)  Shared Dispositive Power    2,034,442
--------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                              2,034,442
--------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              13.0%
--------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
--------------------------------------------------------------

CUSIP NO.  98156Q108                       Page 5 of 9 Pages


(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)
     SUMNER M. REDSTONE
--------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
/  / (b)
--------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------
(4)  Citizenship or Place of Organization       United States
--------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
Shares		----------------------------------------------
Beneficially   (6)  Shared Voting Power         2,034,442
Owned by	----------------------------------------------
Each           (7)  Sole Dispositive Power      0
Reporting	----------------------------------------------
Person With    (8)  Shared Dispositive Power    2,034,442
--------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                              2,034,442
--------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              13.0%
--------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       IN
--------------------------------------------------------------

                                           Page 6 of 9 Pages

Item 1(a).	Name of Issuer:
		-------------
         	World Wrestling Entertainment, Inc. (the "Issuer").

Item 1(b). 	Address of Issuer's Principal Executive Offices:
		------------------------------------------------
	        1241 East Main Street
        	Stamford, CT 06902.

Item 2(a).      Name of Person Filing:
		--------------------

  	        This  Statement  is filed on behalf  of  Viacom  Inc.,
("VI"),   NAIRI,  Inc.,  ("NAIRI"),  National  Amusements,   Inc.
("NAI"),   and   Mr.  Sumner  M.  Redstone,  (collectively,   the
"Reporting Persons").

           	Approximately 69% of VI's voting stock is owned by NAIRI, which in turn is owned 100% by NAI; Mr. Sumner M. Redstone is the controlling shareholder, Chairman and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman and Chief Executive Officer of VI.

Item  2(b).     Address of Principal Business Office or, if None,
		Residence:
		------------------------------------------------
	        VI's address is 1515 Broadway, New York, New York 10036 NAIRI's address is 200 Elm Street, Dedham, MA 02026
          	NAI's address is 200 Elm Street, Dedham, MA 02026
           	Mr. Redstone's address is 200 Elm Street, Dedham, MA 02026.

Item 2(c).      Citizenship:
		--------------
	        VI is a Delaware corporation.
                NAIRI is a Delaware corporation.
                NAI is a Maryland corporation.
                Mr. Redstone is a citizen of the United States.

Item 2(d).     Title of Class of Securities:
	       -----------------------------
               Class A Common Stock, $0.01 Par Value Per Share (the "Class A Common Stock").


Item 2(e).     CUSIP Number:
	       ------------
               98156Q108


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person
	       Filing is a:
	       -----------------------------------------------------
               Not applicable.

                                           Page 7 of 9 Pages

Item 4.   Ownership.
	  ---------
          As of December 31, 2002, each of VI, NAIRI, NAI and Mr. Sumner M. Redstone beneficially owned the two million thirty-four thousand four hundred forty-two (2,034,442) shares of Class A Common Stock reported hereunder, representing approximately 13% of the outstanding shares of Class A Common Stock (based on 15,625,935 shares of Class A Common Stock being outstanding at December 2, 2002, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended October 25, 2002), but less than five percent of all of the Issuer's outstanding equity.

           Due to the relationship among the Reporting Persons as described in Item 2(a) hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power
(i) to vote or direct the vote and (ii) to dispose or to direct the disposition of the shares of Common Stock covered by this Statement.


Item 5.   Ownership of Five Percent or Less of a Class.
	  ---------------------------------------------
          Not Applicable



Item  6.  Ownership  of  More than Five Percent  on  Behalf  of
	  Another Person.
	  -------------------------------------------------------
          See Items 2(a) and 4 hereof.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company or Control Person.
	  -------------------------------------------------------
          Not Applicable



Item 8.   Identification and Classification of Members of the Group.
	  ----------------------------------------------------------
          Not Applicable



Item 9.   Notice of Dissolution of Group.
	  -------------------------------
          Not Applicable

                                           Page 8 of 9 Pages


Item 10   Certifications.
	  ---------------
          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Date:  February 12, 2003

                              VIACOM INC.


                              By: /s/ Michael D. Fricklas
				  ------------------------
                                   Michael D. Fricklas
                                   Executive Vice President,
                                   General Counsel and Secretary


                              NAIRI, INC.


                              By:  /s/ Sumner M. Redstone
				 -----------------------------
                                   Sumner M. Redstone
                                   Chairman and President

                              NATIONAL AMUSEMENTS, INC.


                              By:  /s/ Sumner M. Redstone
				 ------------------------------
                                   Sumner M. Redstone
                                   Chairman and
                                   Chief Executive Officer



                              By:  /s/ Sumner M. Redstone
				  --------------------------
                                   Sumner M. Redstone,
                                   Individually

Exhibit to Amendment No. 3                 Page 9 of 9 Pages
to Schedule 13G

                     JOINT FILING AGREEMENT


     The undersigned hereby agree that the Statement on Schedule 13G, dated July 28, 2000 (the "Schedule 13G"), with respect to the Class A Common Stock, par value $0.01 per share, of World Wrestling Federation Entertainment, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of February, 2001.


                         VIACOM INC.


                         By: /s/ Michael D. Fricklas
			    ------------------------------
                              Michael D. Fricklas
                              Executive Vice President
                              General Counsel and Secretary


                         NAIRI, INC.

                         By: /s/ Sumner M. Redstone
                            -------------------------------
                              Sumner M. Redstone
                              Chairman and President


                         NATIONAL AMUSEMENTS, INC.

                         By: /s/ Sumner M. Redstone
                            -----------------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                            ------------------------------
                              Sumner M. Redstone
                              Individually